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                                 EXHIBIT 11.1

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CENTENNIAL HEALTHCARE CORPORATION
COMPUTATION OF EARNINGS PER SHARE

Years Ended December 31,                                1995            1996
                                                        ----            ----
Average outstanding shares used in the
   computation of per share earnings

   Common stock issued                                1,782,868       2,005,754
   Common stock in treasury                            (223,575)       (223,575)
   Special voting common stock                                        3,046,058
   Stock option common stock equivalents                248,098         120,977
   Convertible preferred common stock
      equivalents                                       886,627
                                                      ---------       ---------
      Average outstanding shares                      2,694,018       4,949,214

Income before accretion and dividends on
   preferred stock                                    1,876,034       2,436,603

   Accretion on Convertible Preferred A and B (a)                      (121,818)
   Dividends on Convertible Preferred A and B (a)                      (340,897)
   Accretion on Nonconvertible Preferred C                             (259,237)
   Dividends on Nonconvertible Preferred C                           (1,469,795)
                                                      ---------       ---------

Income applicable to common stock                     1,876,034         244,856

Earnings per share                                         0.70            0.05

   (a) In 1996, the assumed conversion of Series A and B was antidilutive, thus the conversion of these shares was not included in the average outstanding shares used in the computation of per share earnings and the dividends and accretion associated with these shares was deducted from net earnings applicable to common stock.